Exhibit 99.1

So-Young Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, Nov. 22, 2021 -- So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated November 22, 2021, from Mr. Xing Jin, co-founder, Chairman of the Board and Chief Executive Officer of the Company, to acquire all of the outstanding Class A ordinary shares of the Company that are not already owned by Mr. Jin and his affiliates (the “Buyer Group”) for a purchase price of $5.30 per American Depositary Share (“ADS,” with every 13 ADSs representing 10 Class A ordinary shares), or US$6.89 per Class A ordinary share, in cash (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

The Board has formed a special committee consisting of independent directors Messrs. Charles Zhaoxuan Yang, Chao He and Harry Jiannan Wang to evaluate and consider the Proposal Letter and the Proposed Transaction. The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and the Buyer Group, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Exhibit A

November 22, 2021

Board of Directors (the “Board”)

So-Young International Inc. (the “Company”)

Tower E, Ronsin Technology Center

Chaoyang District, Beijing, 100012

People’s Republic of China

Dear Members of the Board of Directors:

I, Xing Jin, co-founder, Chairman of the Board and Chief Executive Officer of the Company, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A ordinary shares (the “Shares”) of the Company that are not already owned by me and my affiliates in a going private transaction (the “Acquisition”). My affiliates and I beneficially own approximately 16.4% of all the issued and outstanding shares (including Class A ordinary shares and Class B ordinary shares) of the Company, which represent approximately 84.3% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed.

I believe that my proposed purchase price of US$5.30 per American depositary share (“ADS,” with every 13 ADSs representing 10 Shares), or US$6.89 per Share, in cash, will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 22.7% to the Company’s ADSs closing price on November 19, 2021, and a premium of approximately 21.8% to the volume-weighted average price of the Company’s ADSs during the last 30 trading days.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident that I can consummate the Acquisition as outlined in this letter.

1.            Buyer. I intend to form an acquisition vehicle for the purpose of implementing the Acquisition. In considering my Proposal, you should be aware that I am interested only in acquiring the outstanding Shares of the Company that are not already owned by me and my affiliates, and that I do not intend to sell my Shares in the Company to any third party.

2.            Purchase Price. My proposed consideration payable for the Acquisition is US$5.30 per ADS, or US$6.89 per Share, in cash.

3.            Funding. I intend to finance the Acquisition with a combination of debt and equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from me. I expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Company enters into the Definitive Agreements (as defined below).

4.            Process; Due Diligence. I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to customary confidentiality agreement.

5.            Definitive Agreements. I am prepared to negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) expeditiously. This Proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.            Confidentiality. I am sure you will agree with me that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.            No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of the Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, I would like to express my commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me.

Sincerely,

Xing Jin

/s/ Xing Jin